United States securities and exchange commission logo





                          April 7, 2021

       Malcolm D. Griggs
       General Counsel
       Citizens Financial Group, Inc.
       One Citizens Plaza
       Providence, RI 02903

                                                        Re: Citizens Financial
Group, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed April 2, 2021
                                                            File No. 333-254994

       Dear Mr. Griggs:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tonya K.
Aldave at (202) 551-3601 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Benjamin H. Weiner,
Esq.